January 30, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention: Erin Wilson, Esq., Examiner
Pamela Howell, Esq., Special Counsel
John Reynolds, Esq., Assistant Director

Re: ZenVault Medical Corporation
Offering Statement on Form 1-A (File No. 024-10291

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish herewith the following correspondence in connection with the Company's filing today of Amendment No. 5 (the "*Amendment*") to the Company's Offering Statement on Form 1-A. Set forth below in italics you will find copies of the Staff's comments from its letter of comment dated November 8, 2011 (the "*Comment Letter*"), and information and page references to locations within the Amendment where responsive disclosure can be found. We have also attached a redlined .pdf of the narrative portion of the Amendment for the Staff's convenience.

Comment Letter Dated November 8, 2011

<u>*Amendment No. 4 to Form 1-A, filed on October 7, 2011*</u>

Part I - Notification

1. *We note that you have omitted the Notification. Please include the Notification with your next amendment. In addition, we reissue comments five through 15 of our letter dated April 22, 2011.*

<u>Response:</u>

Comment complied with. The Company has included the Notification under Part I following the cover page of the Amendment. The disclosure included within the Notification responds to comments five through 15 of the Staff's letter of comment dated April 22, 2011. As the Staff will note, Exhibit 6.14 to the Offering Circular, which is incorporated by reference into the Notification, contains the name of each common stockholder and Series A Preferred stockholder and the consideration for which unregistered shares were issued by the Company within a period exceeding one year.

<u>Part II – Offering Circular</u>
<u>Cover Page</u>

2. *We reissue comment 20 of our letter dated April 22, 2011. Please revise to disclose the termination date of the offering. The statement that the offering will terminate when you raise the maximum proceeds is not consistent with Rule 415(a)(2) of Regulation C. Similarly revise disclosure in the plan of distribution section. In addition, clarify that purchasers will be given a prompt refund in the event the minimum amount of proceeds is not raised by the termination date, in accordance with Exchange Act Rule 10b-9.*

Response:

Comment complied with. Please see the cover page to the Offering Circular and pages 78 and 79 under "Plan of Distribution."

3. *It appears that you will initially sell the Series A preferred stock through your officers and directors, who will not receive any commissions. Therefore, please remove the commissions from the table on the cover page. If you amend the Form 1-A to add finders or broker-dealers, such disclosure would then be revised to reflect the payment of commissions. Revise similar disclosure in the offering circular, such as the use of proceeds section.*

Response:

Comment complied with. Please see the cover page of the Offering Circular, the revised disclosure concerning offering costs on the last paragraph of page 7 above "Balance Sheet Data," the revised net tangible book value numbers of page 29 under "Dilution," revised disclosure concerning offering proceeds on page 31 under "Use of Proceeds," revised disclosure under the "Pro Forma as Adjusted for Sale of Maximum Offering" in the table on page 33 under "Capitalization," revised disclosure concerning offering costs on page 35 above "Balance Sheet Data," and the commission information which has been deleted on page 78 under "Plan of Distribution."

4. *Please reconcile the cover page legend with the language in Rule 253(d) of Regulation A. In particular, the legend has omitted the language that the SEC does not "give its approval to any securities offered."*

Response:

Comment complied with. Please see the carryover page for the cover of the Offering Circular.

Table of Contents, page i

5. *We reissue comment 21 of our letter dated April 22, 2011. Please remove the statement that "by accepting this offering circular, you agree that you will hold the information contained in the offering circular and the transactions contemplated hereby in confidence. You are not permitted to distribute this offering circular to any person ...." We again note that the Regulation A offering is a public offering and that the Form 1-A is publicly available once filed. Please remove this disclosure.*

Response:

Comment complied with. Please see the revised language on page (i) of the Offering Circular.

Summary, page 1

6. *While we note the disclosure added that you are a development stage company, much of your disclosure continues to reflect a finished product. For instance, we note language in the summary that "our portal enables ..." and "our portal is ...." We also note the disclosure in the business section that you currently make both a free and premium version of your portal available on your website. This is inconsistent with disclosure elsewhere that you are a development stage company and the financial statements, which reflect no revenue to date. Please revise the disclosure throughout the offering circular to clearly reflect the fact that you do not have a finished product and have generated no revenues to date.*

Response:

As the Staff will observe on reviewing the Amendment, the Company has generated minimal, rather than no revenue. The cited phrases have been revised on page 1 under "Summary" and page 41 under "Business." Throughout the Offering Circular, including on page 1 under "Summary," on page 39 under "Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")" in the results of operations section for the ten months ended October 31, 2011, and on page 41 under "Business," the disclosure continues to refer to the Company as a development stage enterprise given the small amount of subscription revenue collected to date. Although the Company's plans to add modules will enhance the ZenVault portal's functionalities, the portal as it is now existent is a finished product that is generating minimal revenue, as disclosed.

7. *Please provide the basis for your belied that "most consumers and medical professionals ... will purchase a subscription fee-based cloud storage solution for PHR ...."*

Response:

        Comment complied with. Please see the additional disclosure on page 2 under "Summary."

The Healthcare Market, page 3

8. *Please explain the relevance of the information regarding the European Union's estimated healthcare spending and the worldwide market in healthcare spending. Clarify whether you plan on offering your product initially internationally or whether you will initially offer your product only in the United States. To the extent you plan to offer your product internationally, discuss in greater detail this plan and the related disclosure, such as the government regulations, intellectual property, etc.*

Response:

        Comment complied with. Please see the revised disclosure on page 3 under "Summary" and on pages 45-46 under "Business." The Company has not added disclosure concerning international plans as it has none at this time, but the Company is open to international opportunities if they arise. The Company believes the OECD information on pages 3 and 46 provides validated information concerning the overall size of the healthcare market, which in turn drives recordkeeping demand which is key to the Company's business model.

Corporate Information and History, page 5

9. *You disclose that you are obligated to pay the cash portion of the purchase price under the Design and Build Contract only upon receipt of specified amounts of capital in this offering or from revenue. Please disclose the specified amounts of capital from this offering or revenue.*

Response:

        Comment complied with. Please see the revised disclosure on page 5 under "Summary" and page 32 under "Use of Proceeds."

The Offering, page 6

10. *Clarify the 50% liquidation preference.*

Response:

        Comment complied with. Please see the revised disclosure on page 6 under "Summary."

11. *Please clarify whether the funds currently in escrow, that relate to the rescission, count toward the minimum offering amount.*

Response:

        Comment complied with. Pursuant to telephonic communication with the Staff, the Company has revised the escrow terms such that there are now two escrow accounts maintained with U.S. Bank, and the funds in the rescission escrow are segregated from, and do not apply toward, the minimum offering of new shares. This is disclosed on the cover page and carryover cover page of the Offering Circular, page 10 under "How can you fund the Rescission Offer if the Purchase Price for the Rescission Shares was used by you in your operations?", and on pages 52 and 54 under "The Rescission Offer." The Staff will also observe that the previously filed escrow agreement has been superseded by two separate escrow agreements which are filed as Exhibits 9.1.2 and 9.1.3 to the Amendment.

<u>Special Note Regarding Forward Looking Statements, page 8</u>

12. *We note your statement that the offering circular includes forward-looking statements under the Securities Act of 1933 and the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please explain supplementally or either:*

   • *delete any references to the Private Securities Litigation Reform Act; or*
   • *make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.*

<u>Response:</u>

  Comment complied with. The Offering Circular has been revised consistent with this comment on page 9 under "Special Note Regarding Forward-Looking Statements," page 36 under "MD&A."

<u>Questions and Answers About the Rescission Offer, page 10</u>

13. *Your disclosure in the second question of this section indicates that the shares were sold after the initial filing of the initial Form 1-A. Please reconcile with the disclosure on the offering circular cover page, which reflects that the sales commenced on February 1, 2011, which was before the filing of the initial Form 1-A. In addition, we note that the financial statements provided with the Form 1-A reflected $115,910 in restricted cash in escrow as of December 31, 2010, which appears to have reflected the commencement of the offering prior to December 31, 2010. Please reconcile.*

<u>Response:</u>

  Comment complied with. Please see the revised disclosure on page 10 under "Questions and Answers About the Rescission Offer," and page 52 under "The Rescission Offer." Exhibit 6.14 filed with the Amendment is consistent with the Staff's comment concerning the purchase period.

14. *While the escrow would cover the initial purchase price, clarify in your third question how you plan to fund the interest that would be paid to any investors who accept the rescission. We note that you had no cash, other than the escrow amount, as of June 30, 2011.*

<u>Response:</u>

  Comment complied with. The Company has included disclosure concerning the Interest Funding and Donation to Capital Agreement which was recently executed with ZeroNines, and the corresponding ability to pay interest, in revised disclosure on page 10 under "Questions and Answers About the Rescission Offer," on page 54 under "The Rescission Offer," and on pages 63 and 64-65 of "Related Party Transactions and Conflicts of Interest." The Interest Funding and Donation to Capital Agreement is filed as Exhibit 6.13 to the Amendment.

15. *Please disclose whether the offer complies with applicable state corporation law or whether it would potentially result in a violation of any minimum capital or reserve requirements under federal or state law. Also state the potential effect of the rescission offer on the company. For instance, will it endanger your financial condition or cause you to become insolvent if accepted by all or a portion of the offerees.*

Response:

Comment complied with. Please see the added disclosure on page 11 under "Questions and Answers About the Rescission Offer," and on page 52 under "The Rescission Offer."

16. Please include the estimated accrued interest as of the most recent practicable date.

Response:

Comment complied with. Please see the added disclosure on page 10 under "Questions and Answers About the Rescission Offer," and on page 52 under "The Rescission Offer."

17. Please state whether any of the purchasers were officers, directors or more than 5% beneficial owners.

Response:

Comment complied with. Please see the added disclosure on page 11 under "Questions and Answers About the Rescission Offer," and on page 52 under "The Rescission Offer."

18. Please include a discussion of the remedies available to these investors under state law.

Response:

Comment complied with. Please see the added disclosure on pages 11 and 12 under "Questions and Answers About the Rescission Offer," and on page 52 under "The Rescission Offer."

19. Please indicate whether you may be subject to action by state and federal authorities for the suspected securities violation.

Response:

Comment complied with. Please see the added disclosure on pages 11 and 12 under "Questions and Answers About the Rescission Offer," and on page 52 under "The Rescission Offer,"

Risk Factors, page 13

20. Please remove the statement that "the risks described below are not the only ones facing our company. Additional risks and uncertainties of which we are unaware or currently deem immaterial may also become important factors that may harm our business."

Response:

Comment complied with. Please see page 14 under "Risk Factors."

Dilution, page 27

21. Show us how you calculated the increase per share attributable to new investors for the sale of the minimum shares and /or maximum shares in your offering.

Response:

Please see page 29 in the third paragraph under "Dilution."

Use of Proceeds, page 29

22. *We partially reissue comment 52 of our letter dated April 22, 2011. We note that the proceeds may be used to pay salaries. If the proceeds may be used to pay officers or directors, please clearly disclose and state the amount that is allocated for each officer or director, and differentiate the amount that is currently owed them and the amount that is allocated to future compensation.*

Response:

        Comment complied with. Please see pages 31 and 32 under "Use of Proceeds" concerning the amount payable as compensation for officers and directors. Expanded, consistent disclosure has been added on pages 58 and 60 under "Management." As disclosed on page 58, no salaries are currently being drawn by officers and no fees are currently being paid to independent directors (of which the Company currently has none). Accordingly, no accrued compensation is reflected in the financial statements.

23. *Please provide the use of proceeds for various amounts between the minimum and maximum.*

Response:

        Comment complied with. Please see the new and expanded disclosure on page 31.

24. *Please remove the statement that "we cannot specify with certainty all the particular uses for the net proceeds that we may receive upon completion of the offering ...." Also remove the third risk factor on page 26. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.*

Response:

        Comment complied with. The risk factor formerly on page 26 has been removed, as has the statement which is highlighted by the Staff's comment and which formerly appeared under the "Use of Proceeds" table now on page 31.

25. *To the extent that the payments to complete the EMS and Physician module or any other line items in the use of proceeds will be paid to an affiliate or related party, such as Z9 Services, clearly disclose.*

Response:

        Comment complied with. Please see pages 31 and 32 under "Use of Proceeds."

26. *Please clarify the statement on page 30 "if the minimum number of shares is sold in this offering or we raise less than $1.5 million, we will not have the funds available to fully complete the design and construction of the EMS and Physician modules." Clarify your business plan if you only raise the minimum proceeds in this offering and/or if you raise less than $1.5 million in this offering.*

Response:

        Comment complied with. Please see page 32 under "Use of Proceeds." The Company wishes to note, as discussed previously, that completion of the EMS and Physician modules is not a prerequisite to operating the portal, as the Company has demonstrated through the minimal subscription revenue generated to date.

Capitalization, page 31

27. *We note you have included cash and cash equivalents on a pro forma as adjusted basis in the total capitalization balance as of June 30, 2011. It does not appear appropriate to include such amounts as those amounts are also included in your adjusted equity. Please advise or revise.*

Response:

      Comment complied with. Please see page 33 under "Capitalization."

Management's Discussion and Analysis, page 35

28. *We note your responses to comments 44 and 45 of our letter dated April 22, 2011 that you have removed your milestone discussion, as you have deemed it immaterial. Please add back such disclosure and respond to the comments, as you are a development stage company and the milestones are material to investors.*

Response:

      Comment complied with. Please see pages 37 and 38 under "MD&A."

29. *We partially reissue comment 46 of our letter dated April 22, 2011. Please revise to clarify whether you believe most of your revenues will come from strategic partners in the future, versus from the company's marketing efforts.*

Response:

      Comment complied with. Please see page 37 under "MD&A."

30. *We reissue comment 55 of our letter dated April 22, 2011. Please revise to address the company's liquidity and cash positions if the company's offering does not meet the minimum offering. In this regard, we note your disclosure on page 37.*

Response:

      Comment complied with. Please see pages 38 and 40 under "MD&A."

31. *Please reconcile the disclosure in the recent developments section, where you state that the agreement is currently being negotiated, with the disclosure on page two, where you state that you have secured one signed agreement.*

Response:

      The referenced agreements were and are two different agreements. Please see the additional clarifying disclosure that now appears on the top of page 37 under "MD&A."

32. *Please explain the statement in this section and elsewhere in the offering circular that you have not generated any "meaningful revenue." The financial statements do not appear to reflect any revenue.*

Response:

      This disclosure has been retained consistent with the minimal revenue generated by the Company in the ten months ended October 31, 2011 which now appears in the financial statements.

33. *Discuss the estimated costs associated with building and deploying the EMS and Practitioner modules and discuss the impact upon the timing if you are unable to raise sufficient funds in this offering.*

Response:

      Comment complied with. Please see page 37 under "MD&A," as well as the consistent disclosure on page 32 under "Use of Proceeds."

34. *Disclose your cash balance as of the most recent practicable date, exclusive of the escrow.*

Response:

      Comment complied with. Please see page 40 under "MD&A."

Business, page 38

35. *Clarify the statement that the medical contacts information is accessible to the EMS network when authorized by the issuer. Clarify how and when the authorization occurs and whether this is currently available, given the development stage of the EMS Network.*

Response:

      Comment complied with. Please see page 42 under "Business."

36. *Please disclose the material terms of the strategic partners license agreement and file it as an exhibit.*

Response:

      Comment complied with. Please see pages 43 through 45 under "Business." The agreement with MDe Solutions was filed as Exhibit 6.10 to Amendment No. 4 to the Form 1-A.

37. *We note your response to comment 34 of our letter dated April 22, 2011 and we reissue the comment. Please revise to provide the material terms of your agreements with ZeroNines and MDe Solutions. In this regard, we note that the fact that you have not generated revenue under a particular agreement does not make the agreement is immaterial.*

Response:

      Comment complied with. Please see pages 43 through 45 under "Business."

38. *Please discuss why you are not a covered entity as defined in HIPAA. Clarify whether there are any other privacy regulations that would apply to your business or whether there are any proposed governmental regulations that would expand the regulations to cover your business plan.*

Response:

      Comment complied with. Please see pages 47 and 48 under "Business."

39. *Please disclose the duration of the two patents referenced on page 43.*

Response:

      Comment complied with. Please see page 49 under "Business."

40. *We partially reissue comment 36 from our letter dated April 22, 2011 as we are unable to locate responsive disclosure regarding your competitors' sizes, financial resources and market strengths as compared to the company. In addition, add clear disclosure that HealthVault is affiliated with Microsoft, as mentioned in the risk factors section and discuss its position in the industry.*

Response:

 Comment complied with. Please see the new disclosure added on pages 49 and 50 under "Business."

41. *Clarify, if true, that you have had no research and development costs, since formation in August 17, 2010. Clarify the impact the lack of research and development may have upon your proposed product.*

Response:

 Comment complied with. Please see page 51 under "Business."

42. *Disclose the total number of employees, in addition to the number of part time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.*

Response:

 Comment complied with. Please see page 51.

Facilities, page 44

43. *We note your revised disclosure in response to comment 41 of our letter dated April 22, 2011. Please revise to discuss the suitability and adequacy of your current space at Castle Rock, CO. See Item 102 of Regulation S-K.*

Response:

 Comment complied with. Please see page 51.

The Rescission Offer, page 46

44. *Please revise the disclosure that you believe the rescission offer is exempt from registration under the federal securities laws to clarify that the rescission offer is relying upon Regulation A as the exemption. Also, clarify the statement that you do not make any representation as to the compliance of this rescission offer with any applicable state securities law. Exemption or registration with the states is required in connection with the Regulation A offering.*

Response:

 Comment complied with. Please see page 53 under "The Rescission Offer."

Management, page 49

45. *Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director (or nominee) should serve as a director in light of the registrant's business and structure.*

Response:

 Comment complied with. Please see pages 56 and 57 under "Management."

46. *Please disclose the amount of time each officer devotes to ZenVault, in addition to the percent.*

Response:

 Comment complied with. Please see pages 56 and 57 under "Management."

47. *Please disclose the beginning and ending dates of employment for each employment position listed for each officer and director.*

Response:

       Comment complied with. Please see the additions to the biographies on page 56 "Management."

Executive Compensation, page 50

48. *Please provide the disclosure required by Item 402 of Regulation S-K. This would include a summary compensation table, an outstanding equity awards table, and a directors' compensation table and narratives to the tables.*

Response:

       Comment complied with. Please see pages 58 and 59 under "Management." Additional disclosure has been added on page 62 reflecting that the Company has no independent directors and for that reason has not presented the directors' compensation table.

Employment Agreements, page 52

49. *Revise the disclosure to clarify that the salaries referred to in this section are the monthly amounts.*

Response:

       Comment complied with. Please see page 59.

Related Party Transactions and Conflicts of Interest, page 55

50. *Please provide the disclosure required by Item 404(d) of Regulation S-K, which requires disclosure of transactions that exceed the lesser of $120,000 or one percent of the average total assets at year end for the last two completed fiscal years. Reconcile the disclosure in the first paragraph of this section accordingly and revise the disclosure of related party transactions accordingly. This would include the free rent from an affiliated party.*

Response:

       Comment complied with. The disclosure cited in the Staff's comment has been removed from page 63.

51. *Clearly disclose the nature of the relationship between the related parties.*

Response:

       Comment complied with. Please see the new table added on page 63 under "Related Party Transactions and Conflicts of Interest."

52. *We reissue comment 77 of our letter dated April 22, 2011 as we are unable to locate responsive disclosure. Please discuss in greater detail the specific conflicts of interest that may arise involving the officers and directors.*

Response:

       Comment complied with. Please see pages 63 through 65.

Principal Stockholders, page 58

53. Please include Messrs. Gin and Fukuhara in the table. Also, please update as of a more recent practicable date.

Response:

        Comment complied with. Please see pages 68 under "Principal Stockholders."

54. Please explain how you calculated the percentages as of August 1, 2011. The table reflects that the officers and directors only on 82% of the common stock outstanding before the offering. However, after the offering, the officers and directors will own 66.7% of the common stock outstanding and the investors in this offering will own the remaining 33.3%. This disclosure appears inconsistent.

Response:

        Comment complied with. Please see the new footnote 2 to the table which more clearly states how the percentages in the table were derived. The disclosure also has been updated through December 31, 2011.

Description of Capital Stock, page 59

55. We note your revised disclosure in response to comment 57 of our letter dated April 22, 2011 and we partially reissue the comment. Please revise to discuss in detail how an investor may choose between the given dividend choice.

Response:

        Comment complied with. Please see the new disclosure on pages 72 and 73.

56. We note your statement that the preferred stock is "validly issued, fully paid, and nonassessable." Such statement is a legal opinion that may only be made by counsel. Please remove the statement or attribute it to counsel.

Response:

        Comment complied with. The referenced statement has been removed.

57. We reissue comment 63 of our letter dated April 22, 2011 as we are unclear how the pages you reference in your response provide responsive disclosure.

Response:

        Comment complied with. The limitations and restrictions are more fully discussed on pages 72 through 74 of the Amendment.

58. Discuss in greater detail the Series A Liquidation Preference or Dividend Election and provide examples of how this may actually occur, comparing the two. Clarify how this is different from traditional liquidation rights for preferred stock.

Response:

        Comment complied with. Please see page 74 for the example and page 73 for a discussion contrasting traditional liquidation rights.

59. While you have disclosed that the Series A and B Preferred Stock vote with the common stock as a class, clarify whether they have one vote per share of preferred stock.

Response:

Comment complied with. Please see page 74.

Plan of Distribution, page 63

60. Clearly identify the officers and directors who will be offering these shares on behalf of the company.

Response:

Comment complied with. Please see page 78.

Exhibits

61. We note that you plan to file certain exhibits by amendment including your legality opinion. Please note that we may comment on this and other documents and allow for sufficient time for our review.

Response:

Comment complied with. A form of the legal opinion has been filed as Exhibit 11.1 with the Amendment in order to allow the Staff time to review the opinion before the executed opinion is filed.

62. We partially reissue comment 95 of our letter dated April 22, 2011. Please clarify supplementally whether the Proposed Ad Slick 2010 has been used by the company.

Response:

The Company is currently seeking to ascertain if the ad slick was used or not used, and will respond supplementally when it has ascertained the answer to the Staff's question.

63. The subscription agreement refers to a minimum purchase of 10,000 shares. Reconcile with the plan of distribution, which does not set forth a minimum purchase per investor.

Response:

Comment complied with. Please see page 78, wherein the "Plan of Distribution" has been changed to conform to the Subscription Agreement.

64. We note the statement that the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

Response:

The word "irrevocable" has been removed from the Subscription Agreement to address the Staff's concern.

65. Please remove the statement that the escrow agent shall have no accountability or obligations to the subscriber or advise as to why such disclosure is required. In addition, the disclosure after the statement above focuses only on the funds being transferred to the company and does not reflect the obligations if the offering minimum is not reached. Please reconcile.

Response:

Comment complied with. The statement concerning the escrow agent has been removed from the Subscription Agreement, and an additional provision has been added concerning refund obligations.

66. *The statement in Section 3.1(g) of the Subscription Agreement that the individual agrees to keep the information confidential should be removed. The Form 1-A is a general solicitation document and is publicly available once filed.*

Response:

      Comment complied with. The cited provision has been removed from Section 3.1(g) on page 4 of the Subscription Agreement.

67. *Section 3.1(c) of the Subscription Agreement is inconsistent with Section 3.1(i). Please reconcile.*

Response:

      Comment complied with. Reconciling disclosure has been added to Section 3.1(c) on page 4 of the Subscription Agreement filed as Exhibit 4.1 to the Amendment.

68. *We reissue comment 98 of our letter dated April 22, 2011. The representations specified in the subscription agreement requiring subscribers to represent that*

- *"The subscriber has received and carefully read this Agreement and the Definitive Offering Circular;"*

- *"The undersigned has such knowledge and experience ...."*

- *"The undersigned ... acknowledges he has received and understands the terms and conditions of the Agreement;" and*

- *"The undersigned has read the Definitive Offering Circular and understands the risks associated;"*

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

Response:

      Comment complied with. Please see pages 3 through 6 of the Subscription Agreement filed as Exhibit 4.1 to the Amendment.

69. *Exhibit 6.7 was entered into as of December 15, 2010. However, it appears some terms may have been amended. For instance, we direct your attention to the definition of Offering on page 6. Please file the original agreement and separately file any amendments to the agreement or advise.*

Response:

      The Company was unable to locate the cited term in Exhibit 6.7, but remains ready and willing to address this comment if the Staff can advise if it perhaps pertains to another exhibit.

70. *Please file Exhibits 3.4 and 6.11 in their entirety.*

Securities and Exchange Commission
January 30, 2012

Response:

        Comment complied with. Please see complete Exhibits 3.4 and 6.11 refiled with the Amendment.

ZenVault Medical Corporation
Unaudited Financial Statements as of and for the Period Ended December 31, 2010, page F-10

71. *Please revise to clearly indicate your financial statements have been restated and provide complete disclosures required by FASB ASC 250-10-50-7. Alternatively, tell us why such information is not necessary.*

Response:

        The financial statements were not restated as described under FASB ASC 250-10-50-7 and accordingly, such disclosure is not required in the notes to the financial statements. The change that was made was under FASB ASC 250-10-50-4 relating to a Change in Estimate Used in Valuation Technique. After further review, management determined it was more appropriate to establish a valuation allowance against the deferred tax asset which resulted in a change in accounting estimate based upon a valuation technique. Under FASB 250-10-50-5, the disclosures under FASB ASC 250-10-50-7 are not required for revisions resulting from a change in a valuation technique or its application.

(7) Series A Preferred Stock Offering, page F-16

72. *We note you have Series A Preferred shares that are subject to rescission. Please provide us with your analysis supporting the equity classification of such preferred stock sales. In your response, tell us how you considered FASB ASC 480-10-25-8 to 13.*

Response:

        Pursuant to FASB ASC 480-10-25-8, at the time of inception the Series A Preferred shares did not contain the characteristics of either an asset or liability. Additionally, as outlined in FASB ASC 480-10-25-12, at the time of inception there was no obligation to repurchase not was there a requirement of the issuer to settle an obligation by transferring assets.

Furthermore, pursuant to EITF 00-19 paragraphs 13 and 27, "if the net-cash settlement, requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded."

Accordingly, based upon the facts and circumstances, we believe the equity classification to be appropriate.
Notes to Financial Statements

(12) Related Party Agreement, page F-20

73. *We note your response to our prior comment 90. Based upon our review of the terms of the design and build contract and your disclosure in your offering statement, it appears the $620,000 liability relates to services provided during fiscal year 2010 and is payable regardless of your ability to obtain proceeds from this offering and/or earn future revenues. Additionally, we note this balance begins to accrue interest after June 30, 2012. Please tell us whether this liability is conditional on your ability to obtain proceeds from offerings and/or future revenues and provide specific references to the clause in the Design and Build contract that supports your position.*

Response:

        Please see the language in Note 13 to the financial statements for the period January 1, 2011 through October 31, 2011, and consistent disclosure on page 65 of the Amendment. The purchase price is conditioned on receipt of proceeds in this offering or revenue generation, as disclosed.

Securities and Exchange Commission
January 30, 2012

*****

If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
_____
Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
    Alan S. Gin, *ZenVault Medical Corporation*